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                                                                    EXHIBIT 20.2


FOR IMMEDIATE RELEASE
TUESDAY, August 24, 1994

                      INVESTORS AUTHORIZES SHARE REPURCHASE


MINNEAPOLIS, Minnesota, August 24, 1994--Investors Bank Corp. (NASDAQ: INVS) announced today that its board has authorized the repurchase of up to 80,000 shares of Investors' common stock over the next six months. There are approximately 3.5 million shares of Investors' common stock outstanding.

Investors and Firstar Corporation announced on Monday the execution of an agreement and plan of reorganization pursuant to which Investors would be merged into Firstar Corporation of Minnesota.

The repurchase program, which is required by the reorganization agreement between Investors and Firstar, will be implemented by purchases from time to time in the open market or through negotiated transactions. The repurchased shares will be held as treasury shares for delivery upon exercise of outstanding options and warrants.

Investors Bank Corp. is a savings and loan holding company whose principal asset is Investors Savings Bank, F.S.B., a federally chartered savings bank with twelve rertail banking offices and twelve mortgage production offices. All of the retail banking offices and six of the mortgage production offices are in the twin cities metropolitan area. Four of the mortgage offices are in suburban Chicago, one is in suburban Milwaukee and one is in Duluth.


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